UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Aquasil International Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03841w106
(CUSIP Number)

Robert Baker
Bay #20, 4216 – 64th Ave S.E.
Calgary, AB, Canada T2C 2B3
(403) 279-7554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03841w106

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Robert Baker

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	70,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	70,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	70,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	46.8%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value,of Aquasil International Inc. (the “Issuer”).  Its principal executive offices are located at 952 N. Western Ave., Los Angeles, CA 90029.

Item 2.                      Identity and Background

(a) Name:

This statement is filed by Robert Baker (the “Reporting Person”).

(b)  Residence or Business Address:

The business address of the Reporting Person is – c/o Baker Plumbing & Heating Ltd.
Bay #20, 4216 - 64th Ave SE., Calgary, AB T2C 2B3

(c)  Present Principal Occupation and Employment:

The principal occupation of the Reporting Person is owner and operator of Baker Plumbing & Heating Ltd.

(d)  Criminal Proceedings:

During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On February 9, 2012, the Reporting Person acquired  70,000,000 shares of restricted common stock of the Issuer from Ilya Khasidov (“Khasidov”) for the payment of $7,000 to Khasidov.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Issuer’s shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

The Reporting Person is currently negotiating his services contract with the Issuer and may receive additional shares of common stock of the Issuer as consideration for services rendered or to be rendered.

Item 5.                      Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of this filing, the Reporting Person holds a total of 70,000,000 shares of common stock of the Issuer directly in his name which represents 46.8% of a total 149,498,349 issued and outstanding shares as of the date of this Schedule 13D.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over all of the shares of common stock beneficially owned by him.

(c)           Transactions within the Past 60 Days

As of February 9, 2012, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.                      Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2012
Date

/s/ Robert Baker
Signature

Robert Baker/Reporting Person
Name/Title